Mail Stop 4561

April 12, 2007

Marc Ebersole
200 Hanover Park Road, Suite 120
Atlanta, Georgia 30350

> **Re: Biostem, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 000-49933**

Dear Mr. Ebersole:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operation, page 35

1.   Please tell us how you have complied with the disclosure requirements of SAB Topic 11M as it requires disclosure within the MD&A regarding the impact that recently issued accounting standards will have on a company's financial statements when the standard is adopted in a future period.

2.   Tell us how you considered the interpretive guidance in FR-72 to include disclosures of your Critical Accounting Policies.

Item 8 - Financial Statements and Supplementary Data, page 39

Note B – Merger Agreement, page F-9

3.   We note that closing of the Cryobanks merger is conditional upon the raising of $10 million in financing, of which none has been raised yet. Tell us what consideration was given to clarifying at the outset of the footnote that the merger is still pending and that no funds have been raised to date in order to meet the closing conditions of the merger.

Note J – Commitments and Contingencies, page F-18

4.   We note that the company had issued $552,500 in senior secured convertible debentures and $86,750 in junior convertible debentures as of December 31, 2006. We also note that holder is entitled to convert their debentures into common stock of the company at the lesser of (i) 30% of the average of the three lowest closing prices in the 20 trading days immediately preceding the conversion date or (ii) $0.001. In light of this provision, it appears that these debentures may not meet the definition of conventional convertible debt in accordance with paragraph 4 of EITF Issue 00-19 given that the debentures are not convertible in a fixed number of shares. As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the convertible subordinated notes is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133.

Note M – Subsequent Events, page F-20

5.   We note that the company borrowed an additional $40,000 under the senior convertible debenture, as described above, subsequent to December 31, 2006. As a result, we note the accounting of this additional debt may also be impacted depending on your view as to the appropriate accounting for these convertible instruments under EITF 00-19. Please advise.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief